Correspondence

Duos Technologies Group, Inc.

6622 Southpoint Drive South, Suite 310

Jacksonville, Florida 32216

June 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duos Technologies Group, Inc. Registration Statement on Form S-1 File No. 333-256110

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Duos Technologies Group, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, June 3, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Duos Technologies Group, Inc.

/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer